UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2020

MAG Silver Corp.
(SEC File Number: 0001-33574)

#770 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6, CANADA
(Address of principal executive office)

The registrant files annual reports under cover

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Pursuant to the requirements of the Securities Exchange Act of 1934, the resgistrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Notice of Meeting and Record Date

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2020	MAG Silver Corp.

/s/ George Paspalas
George Paspalas
Presdient & CEO